                                                FILED PURSUANT TO RULE 424(B)(1)
                                                      REGISTRATION NO. 333-38733

P R O S P E C T U S
                               13,200,207 SHARES

                                     [LOGO]
                              CLASS A COMMON STOCK
                                   ---------

    All the shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of Travelers Property Casualty Corp., a Delaware corporation (the "Company"), being offered hereby are being sold by certain stockholders of the Company. See "Selling Stockholders." The Company will not receive any proceeds from the sale of the Class A Common Stock.

    The Class A Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "TAP." On November 13, 1997, the last sale price of the Class A Common Stock as reported on the NYSE was $35 9/16 per share. See "Price Range of Common Stock and Dividends."

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                                 -------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                                                                                  UNDERWRITING        PROCEEDS TO
                                                                                 DISCOUNTS AND          SELLING
                                                            PRICE TO PUBLIC      COMMISSIONS(1)     STOCKHOLDERS(2)
Per Share                                                        $35.50              $1.24               $34.26
Total(3)                                                      $468,607,349        $16,368,257         $452,239,092

    (1) For information regarding indemnification of the Underwriters, see "Underwriting."
    (2) The Company has agreed to pay certain expenses in connection with the offering estimated at $500,000.
    (3) The Selling Stockholders (as defined herein) have granted to the Underwriters a 30-day option to purchase up to an aggregate of 1,000,000 additional shares of Class A Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exerised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling Stockholders will be $504,107,349, $17,608,257 and $486,499,092, respectively.
                               ------------------

    The Shares of Class A Common Stock are being offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Class A Common Stock offered hereby will be available for delivery on or about November 19, 1997, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                                 --------------

                   JOINT LEAD MANAGERS AND JOINT BOOKRUNNERS
SMITH BARNEY INC.                                              J.P. MORGAN & CO.
                                   ---------

   CREDIT SUISSE FIRST BOSTON

       DONALDSON, LUFKIN & JENRETTE
                  SECURITIES CORPORATION

              GOLDMAN, SACHS & CO.

                     LEHMAN BROTHERS

                            MERRILL LYNCH & CO.

                                   SALOMON BROTHERS INC

November 13, 1997

    FOR NORTH CAROLINA PURCHASERS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS.

                                 --------------

    The Company owns, directly or indirectly, all of the outstanding voting securities of certain property and casualty insurance companies domiciled in the States of California, Connecticut, Florida, Illinois, Indiana, Massachusetts, Missouri, New Jersey and Texas. State insurance regulatory laws require prior approval by state insurance departments of any acquisition of control of a domestic insurance company or of any company which controls a domestic insurance company. "Control" is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company which controls a domestic insurance company. Any purchaser of shares of Class A Common Stock representing 10% or more of the voting power of the Company will be presumed to have acquired control of the domestic insurance subsidiaries unless the relevant Insurance Commissioner, following application by such purchaser in each insurance subsidiary's state of domicile, determines otherwise. Accordingly, any purchase of shares of Class A Common Stock that would result in a purchaser owning 10% or more of the voting power of the Company would require prior action by all or some of the Insurance Commissioners of the above-referenced states and certain jurisdictions outside of the United States.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

    The Company is the seventh largest property and casualty group and the fourth largest publicly owned property and casualty group in the United States based on 1996 net written premiums published by A.M. Best Company ("A.M. Best"). The Company provides a wide range of commercial and personal property and casualty insurance products ("Commercial Lines" and "Personal Lines," respectively) and services to businesses, government units, associations and individuals. The Company's strategic objectives are to be a consistently profitable market leader and a low-cost provider of property and casualty insurance in the United States through disciplined underwriting and expense management. Commercial Lines, which accounted for 62.7% of net premiums written in 1996, includes workers' compensation, general liability, commercial multi-peril, commercial automobile, property (including fire and allied lines) and several specialty lines. Personal Lines, which accounted for the remaining 37.3% of net premiums written in 1996, includes primarily personal automobile and homeowners insurance sold to individuals. At September 30, 1997, the Company had total assets and stockholders' equity of $50.7 billion and $7.3 billion, respectively.

    On April 2, 1996, the Company acquired all of the outstanding capital stock of the property and casualty insurance subsidiaries of Aetna Services, Inc. (formerly Aetna Life and Casualty Company) ("Aetna") for approximately $4.2 billion in cash (the "Acquisition"). At the time of the Acquisition, the Company identified $300 million in projected annual pre-tax cost savings which it targeted to be achieved by the end of 1997. During the second quarter of 1997, the Company announced it had achieved its stated goal of $300 million in pre-tax annualized expense savings. The Company will continue to concentrate on expense savings as an important part of its operating strategy.

    The Company believes it is well positioned in the property and casualty insurance industry through its broadly recognized brand name and strong financial position. As a result of its skilled management team, improved cost structure and enhanced distribution and cross-selling capabilities, the Company generated an annualized return on equity of over 16.0% for the nine months ended September 30, 1997.

    The Company is the third largest writer of commercial lines insurance in the United States based on 1996 net written premiums published by A.M. Best. The Company's commercial lines strategy is to focus on its core product lines and markets, with particular emphasis on industry and product specialization and control of operating expenses to improve competitiveness and profitability. Industry specialties include manufacturing, construction, transportation and financial services, and product specialties include boiler and machinery insurance, inland and ocean marine insurance and managed workers' compensation insurance.

    The Company is the second largest writer of personal lines insurance through independent agents and the eighth largest writer of personal lines insurance overall in the United States based on 1996 net written premiums published by A.M. Best. The Company's personal lines strategy includes the growth in sales through independent agents in target markets, control of operating expenses to improve competitiveness and profitability, expansion of alternative marketing channels to broaden the distribution of personal lines products, and management of exposure to catastrophe losses. The Company has expended resources in both its independent agency and other distribution channels for personal lines auto and homeowners products. Over the last year, the Company has introduced new incentive programs for its independent agents, invested in an agent direct mail marketing program to support their businesses and continued to expand its alternative distribution channels, which include affinity group sales, TRAVELERS SECURE-Registered Trademark-brand products sold through the independent sales force of Primerica Financial Services, a unit of Travelers Group Inc. ("Travelers Group"), and joint marketing arrangements with other insurers. The Company's alternative distribution channels accounted for approximately 30% of the new Personal Lines policies written in the nine month period ended September 30, 1997.

    Travelers Group, through The Travelers Insurance Group Inc., its indirect wholly owned subsidiary ("TIGI"), owns approximately 83.4% of the Company's outstanding shares of Common Stock (as defined herein) and controls approximately 98.1% of the combined voting power of the Common Stock. Travelers Group is a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services; (ii) Consumer Finance Services; (iii) Property & Casualty Insurance Services (through the Company); and (iv) Life Insurance Services. TIGI is not a Selling Stockholder in the offering being made hereby.

    The principal executive offices of the Company are located at One Tower Square, Hartford, Connecticut 06183 and its telephone number is (860) 277-0111.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS BEFORE PURCHASING SHARES OF THE CLASS A COMMON STOCK OFFERED HEREBY.

    IN THIS DOCUMENT (AND IN CERTAIN DOCUMENTS THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS), THE COMPANY HAS MADE FORWARD-LOOKING STATEMENTS REGARDING EVENTS AND CIRCUMSTANCES THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE THE INFORMATION CONCERNING POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS OF THE COMPANY. ALSO, WORDS SUCH AS "BELIEVES," "EXPECTS," "ANTICIPATES" OR SIMILAR EXPRESSIONS ARE FORWARD-LOOKING STATEMENTS. PROSPECTIVE INVESTORS SHOULD NOTE THAT MANY FACTORS, SOME OF WHICH ARE DISCUSSED IN THIS DOCUMENT AND IN THE DOCUMENTS WHICH ARE INCORPORATED HEREIN BY REFERENCE, COULD AFFECT THE FUTURE FINANCIAL RESULTS OF THE COMPANY AND COULD CAUSE THOSE RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THIS DOCUMENT. AMONG OTHERS, THESE FACTORS INCLUDE THE "RISK FACTORS" DESCRIBED HEREIN.

FLUCTUATION AND UNCERTAINTY OF PROPERTY AND CASUALTY INSURANCE INDUSTRY RESULTS

    The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by volatile and unpredictable developments (including catastrophes); changes in reserves resulting from general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop; fluctuations in interest rates and other changes in the investment environment, which affect returns on invested capital; and inflationary pressures that affect the size of losses. The demand for property and casualty insurance can also vary significantly, generally rising as the overall level of economic activity increases and falling as such activity decreases. The property and casualty insurance industry historically has been cyclical, and since the late 1980s premium rate competition has been a significant cause of lower underwriting profitability. The Company's results of operations may be adversely affected by these fluctuations.

CATASTROPHE LOSSES

    Property and casualty insurers are subject to claims arising out of catastrophes, which may have a significant effect on their results of operations and financial condition. The Company has experienced, and can be expected in the future to experience, catastrophe losses which may have a material adverse effect on the Company's results of operations and financial condition. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, explosions, severe winter weather and fires, and the incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. Although catastrophes can cause losses in a variety of the Company's property and casualty lines, most of the Company's catastrophe-related claims in the past have related to homeowners and commercial property coverages.

    The Company generally seeks to reduce its exposure to catastrophe losses through its selective underwriting practices and the purchase of catastrophe reinsurance. There can be no assurance that the reinsurance purchased by the Company will be adequate to protect the Company against material catastrophe losses or that such reinsurance will continue to be available to the Company in the future at commercially reasonable rates. States have from time to time passed legislation that has the effect of limiting the ability of insurers to manage risk, such as legislation prohibiting an insurer from withdrawing from catastrophe-prone areas. While the Company attempts to limit its exposure to acceptable levels, subject to restrictions imposed by insurance regulatory authorities, it is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the Company. The Company also participates in the Florida Hurricane Catastrophe Fund ("FHCF"), which is a state-mandated catastrophe reinsurance fund. See "--Reinsurance Considerations."

UNCERTAINTY REGARDING ADEQUACY OF PROPERTY AND CASUALTY LOSS RESERVES

    The Company maintains property and casualty loss reserves to cover its estimated ultimate liability for losses and loss adjustment expenses ("LAE") with respect to reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally involving actuarial projections at a given time, of what the Company expects the ultimate settlement and administration of claims will cost based on its assessment of facts and circumstances then known, estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events, such as changes in claims handling procedures, economic inflation, judicial trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. Reserve estimates are continually refined in a regular ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because establishment of reserves is an inherently uncertain process involving estimates of future losses, there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience.

    The inherent uncertainties of estimating insurance reserves are generally greater for casualty coverages (particularly reserves for asbestos losses), than for property coverages, due primarily to the longer period of time that typically elapses before a definitive determination of ultimate loss can be made, changing theories of legal liability involving certain types of claims and changing political climates.

UNCERTAINTY REGARDING ADEQUACY OF ENVIRONMENTAL AND ASBESTOS LOSS RESERVES

    It is difficult to estimate the reserves for environmental and asbestos-related claims due to the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties. Conventional actuarial techniques are not used to estimate such reserves.

    For environmental claims, the Company estimates its financial exposure and establishes reserves based upon an analysis of its historical claim experience and the facts of the individual underlying claims. The unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim, as discussed above.

    The following factors are evaluated in projecting the ultimate reserve for asbestos-related claims: available insurance coverage; limits and deductibles; an analysis of each policyholder's potential liability; jurisdictional involvement; past and projected future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance, and applicable coverage defenses, if any. Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for a policyholder by policy year, a ceded projection is calculated based on any applicable facultative and treaty reinsurance. In addition, a similar review is conducted for asbestos property damage claims. However, due to the relatively minor claim volume, these reserves have remained at a constant level.

    As a result of these processes and procedures, the reserves carried for environmental and asbestos claims are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations and changes in legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

REINSURANCE CONSIDERATIONS

    The Company uses reinsurance to help manage its exposure to property and casualty risks. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the Company's business volume and profitability. Although the reinsurer is liable to the Company to the extent of the reinsurance ceded, the Company remains primarily liable as the direct insurer on all risks reinsured. As a result, reinsurance ceded arrangements do not eliminate the Company's obligation to pay all claims regardless of whether they have been ceded to reinsurers. The Company is subject to credit risk with respect to its ability to recover amounts due from reinsurers. The Company believes, based upon its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, that the financial condition of its reinsurers is generally sound. However, there can be no assurance that such reinsurers will remain sound until they are called upon to pay amounts due, which may not occur for many years, particularly in respect of environmental and asbestos claims, or that reinsurance will be adequate to protect the Company against losses or that reinsurance will continue to be available to the Company in the future at commercially reasonable rates.

    The Company also participates in FHCF, which is a state-mandated catastrophe reinsurance fund. FHCF is primarily funded by premiums from the insurance companies that write residential property business in Florida and, if insufficient, by assessments on insurance companies that write other property and casualty insurance in Florida, excluding workers' compensation. FHCF's resources are limited to these contributions and to its borrowing capacity at the time of a significant catastrophe. There can be no assurance that these resources will be sufficient to meet the obligations of FHCF. The Company's recovery of less than contracted amounts could have a material adverse effect on the Company's results of operations in the event of a significant catastrophe in Florida.

    In 1996, Lloyd's of London ("Lloyd's"), one of the Company's largest reinsurers, restructured its operations with respect to claims for years prior to 1993. As of December 31, 1996, the Company had ceded insurance losses, loss adjustment expenses and unearned premiums to Lloyd's of $488 million.

    The outcome of the restructuring of Lloyd's is uncertain and the impact, if any, on collectibility of amounts recoverable by the Company from Lloyd's cannot be quantified at this time. The Company believes that it is possible that an unfavorable impact on collectibility could have a material adverse effect on the Company's operating results in a future period. However, the Company believes that it is not likely that the outcome of these matters could have a material adverse effect on the Company's financial condition or liquidity.

HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS

    The Company is a holding company and has no direct operations. The Company's principal asset is the capital stock of its insurance subsidiaries. The Company relies primarily on dividends from its subsidiaries to meet its obligations for payment of interest and principal on outstanding debt obligations, dividends to stockholders and corporate expenses. The ability of the insurance subsidiaries to pay dividends to the Company in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The Company's principal insurance subsidiaries are domiciled in the State of Connecticut. Connecticut law governing the payment of dividends by domestic insurance companies provides that an insurer domiciled in Connecticut must obtain the prior approval of the Connecticut Insurance Department for the declaration or payment of any dividend that together with other distributions made within the preceding twelve months exceeds the greater of (i) 10% of the insurer's surplus or (ii) the insurer's net income for the twelve-month period ending the preceding December 31st, in each case determined in accordance with statutory accounting practices. Such declaration or payment is further limited by adjusted unassigned funds (surplus), as determined in accordance with statutory accounting practices. The insurance holding company laws of other states in which the Company's subsidiaries are domiciled generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. Dividend payments to the Company from its insurance subsidiaries are limited to $647 million in 1997 without prior approval of the Connecticut Insurance Department. The inability of a significant subsidiary to pay dividends to the Company in an amount sufficient to meet debt service obligations would have a material adverse effect on the Company. The ability of the Company to pay dividends on the Common Stock is also subject to restrictions contained in the Company's revolving credit facility and, subject to minimum ownership requirements, to the prior approval of Travelers Group. See "--Control By and Relationship with Travelers Group; Conflicts of Interest."

CONTROL BY AND RELATIONSHIP WITH TRAVELERS GROUP; CONFLICTS OF INTEREST

    The Company's voting stock has been divided into two classes with different voting rights that enable TIGI (the holder of all of the outstanding Class B Common Stock, $.01 par value per share (the "Class B Common Stock")) to control the Company. On all matters submitted to a vote of stockholders, holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Both classes vote together as a single class on all matters, subject to certain exceptions described under "Description of Capital Stock." Upon any transfer of shares of Class B Common Stock to a person other than Travelers Group or its subsidiaries (other than the Company or its subsidiaries), such shares will automatically convert into shares of Class A Common Stock, except if shares of Class B Common Stock representing more than a 50% economic interest in the Company are so transferred and except in certain other limited circumstances. See "Description of Capital Stock." The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock."

    For so long as Travelers Group and its subsidiaries (excluding the Company and its subsidiaries) continue beneficially to own shares of Common Stock representing more than 50% of the combined voting power of the Common Stock, Travelers Group, through TIGI, will control the Company and will be able to elect all of the Company's directors and to determine the outcome of corporate actions requiring stockholder approval, including, among other things, approving or preventing a change of control of the Company, a business combination involving the Company, the incurrence of certain indebtedness, the issuance of additional Common Stock or other equity securities, subject to certain limited exceptions, and the payment of dividends with respect to the Common Stock, except as otherwise described herein. Pursuant to an Intercompany Agreement between the Company and Travelers Group (the "Intercompany Agreement"), the prior written consent of Travelers Group is required in connection with these and other corporate actions by the Company until such time as Travelers Group and its subsidiaries (except the Company and its subsidiaries) no longer control at least 20% of the combined voting power of the outstanding Common Stock or cease beneficially to own at least 20% of the outstanding shares of Common Stock.

    The Company has engaged in certain transactions, and is party to arrangements, with Travelers Group and its affiliates, including the Intercompany Agreement which governs certain relationships and transactions between or among the Company, on the one hand, and Travelers Group and its subsidiaries (other than the Company and its subsidiaries), on the other hand. Certain of these arrangements required the approval of the Connecticut Insurance Department. Pursuant to the Intercompany Agreement, among other things, Travelers Group has granted to the Company and certain of its subsidiaries a non-exclusive revocable license to use the "Travelers" name and certain trademarks. Subject to Travelers Group's ability to revoke the license in certain circumstances and to regulatory approval, the Intercompany Agreement provides that: (i) within a limited time from the date on which Travelers Group and its subsidiaries (excluding the Company and its subsidiaries) cease to control more than 20% of the combined voting power of the outstanding Common Stock, if the Company's name or any of its subsidiaries' names at such time include the "Travelers" name, the Company and such subsidiaries are required to change their names and will be required to discontinue the use of certain related marks and (ii) after such date, the Company and its subsidiaries will continue to have the right to use the "Travelers" name in connection with the identification of property and casualty products for an initial five-year period with an option to renew for an additional five years.

    The Company may enter into other agreements with Travelers Group and its other affiliates, which will not be the result of arms-length negotiations between independent parties. Future arrangements and agreements with Travelers Group and its affiliates to which the Company and its subsidiaries may become party may be subject to the approval of the Connecticut Insurance Department or other regulatory bodies. Conflicts of interest could arise in the future with respect to material transactions involving Travelers Group or its affiliates (other than the Company), on the one hand, and the Company, on the other hand. Seven of the nine persons who are members of the Company's Board of Directors also serve as directors of Travelers Group and certain members of the Company's management who are full-time employees of the Company also hold certain offices at Travelers Group and its other affiliates. Ownership interests of directors or officers of the Company in common stock of Travelers Group or service as a director or officer of both the Company and Travelers Group could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and Travelers Group.

    The Company's Restated Certificate of Incorporation (the "Charter") provides that Travelers Group shall have no duty to refrain from (i) engaging in the same or similar business activities or lines of business as the Company, (ii) doing business with any client or customer of the Company, subject to any contractual provision to the contrary, or (iii) employing or otherwise engaging any officer or employee of the Company. Accordingly, neither Travelers Group nor any officer or director of Travelers Group (except as provided in the Charter) will be liable to the Company or to its stockholders for breach of any fiduciary duty by reason of any such activities.

    The failure of Travelers Group and its affiliates to maintain beneficial ownership of more than 50% of the combined voting power of the Company's outstanding voting stock would be an event of default under the Company's revolving credit facility.

    By virtue of its ownership of approximately 98.1% of the combined voting power of the outstanding Common Stock and approximately 83.4% of the outstanding shares of Common Stock, Travelers Group includes the Company in its consolidated tax return for federal income tax purposes. Under applicable law, each member of the Travelers Group consolidated group, which includes Travelers Group, the Company and certain of Travelers Group's other subsidiaries, is jointly and severally liable for the federal income tax liability of each other member of the group and is also jointly and severally liable for pension and benefit funding and termination liabilities of other group members, as well as certain benefit plan taxes. If the Company were no longer to be included in Travelers Group's consolidated group for federal tax purposes, there is no assurance that the Company's tax position would be as favorable as it is at present.

    In addition, by virtue of its controlling beneficial ownership of the Company and the terms of a tax sharing agreement among the Company, TIGI and Travelers Group (the "Tax Sharing Agreement"), Travelers Group will effectively control all of the Company's tax decisions. Under the Tax Sharing Agreement, Travelers Group will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to the Company, to file all returns on behalf of the Company and to determine the amount of the Company's liability to (or entitlement to payment from) TIGI under the Tax Sharing Agreement. This arrangement may result in conflicts of interests between the Company and Travelers Group. For example, under the Tax Sharing Agreement, Travelers Group may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Travelers Group and detrimental to the Company. In connection therewith, however, Travelers Group is obligated under the Tax Sharing Agreement to act in good faith with regard to all members included in the applicable returns.

REGULATION

    The Company is subject to extensive regulation and supervision in the jurisdictions in which it does business. Such regulation is generally designed to protect the interests of policyholders, as opposed to stockholders and other investors. Such regulation relates to authorized lines of business, capital and surplus requirements, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and nonfinancial components of an insurance company's business. The Company is also subject to regulatory and legal proceedings that involve specific aspects of the conduct of the Company's business.

    The capacity for an insurance company's growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by statutory accounting practices and procedures, is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by rating agencies.

    The National Association of Insurance Commissioners ("NAIC") has adopted a system of assessing minimum capital adequacy, which system is applicable to the Company's insurance subsidiaries. This system, known as risk-based capital ("RBC"), is used to identify companies that merit further regulatory action by comparing adjusted surplus to the required surplus, which reflects the risk profile of the insurer. At December 31, 1996, the RBC ratios of the Company's insurance subsidiaries were in excess of levels that would require regulatory action.

    In recent years the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that altered and, in many cases, increased state authority to regulate insurance companies and insurance holding companies. Further, the NAIC and state insurance regulators are reexamining existing laws and regulations, specifically focusing on investment laws for insurers, modifications to holding company regulations, codification of statutory accounting practices, RBC guidelines, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies are investigating the current condition of the insurance industry in the United States to determine whether to impose federal regulation. The Company cannot predict with certainty the effect any proposed or future legislation or NAIC initiatives may have on the conduct of the Company's business or the financial condition or results of operations of the Company.

    Congress has considered and continues to consider several proposals to revise the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA" or "Superfund"). It is not possible to predict whether such proposed legislation will be enacted, what form such legislation might take, or the potential effects such legislation may have on the Company and its competitors.

COMPETITION

    The property and casualty insurance business is highly competitive and the Company believes that it will remain highly competitive with little prospect for periods of dramatically improved pricing in the foreseeable future. The residual effects of the recession in the early 1990s, coupled with a demand for low-cost, high quality service, have created difficult conditions in the domestic property and casualty market, as is evidenced by a leveling or reduction in premium rates in certain lines of business in which the Company competes. The Company competes with domestic and foreign insurers, some of which have greater financial resources than the Company. Competition is based on many factors, including the perceived overall financial strength of the insurer, pricing and other terms and conditions of products offered, levels of customer service (including the speed with which claims are paid) and experience in the business. The Company competes with insurance companies that use captive agents or salaried employees to sell their products. Because these companies generally do not pay commissions, they may be able to obtain business at a lower cost than the Company, which sells its products primarily through independent agents and brokers.

    Several property and casualty insurers writing commercial lines of business, including the Company, now offer products for alternative forms of risk protection in addition to traditional insurance products. These products, including large deductible programs and various forms of self-insurance that utilize captive insurance companies and risk retention groups, have been instituted in reaction to the escalating cost of insurance caused in part by increased jury awards in third-party liability and workers' compensation cases. It is not possible to predict how continued growth in alternative forms of risk protection will affect the Company's future operations.

RATINGS

    Claims-paying and financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Each of the rating agencies reviews its ratings periodically, and there can be no assurance that current ratings will be maintained in the future. A significant downgrade in such ratings could have a material adverse effect on the results of operations and financial condition of the Company. The ratings are not in any way a measure of protection offered to investors in the Class A Common Stock and should not be relied upon with respect to making an investment in the Class A Common Stock. The following table summarizes the current claims-paying and financial strength ratings of the Company's property-casualty insurance pools and Travelers Casualty and Surety Company of America ("Travelers C&S of America") by A. M. Best, Duff & Phelps Corp. ("Duff & Phelps"), Moody's Investor's Service Inc. ("Moody's") and Standard & Poor's Ratings Group ("Standard & Poor's"). The table also presents the position of each rating in the applicable agency's rating scale.

                                                                                                   STANDARD &
                                 A. M. BEST          DUFF & PHELPS             MOODY'S               POOR'S
                             -------------------  --------------------  ---------------------  ------------------
Travelers Property Casualty
  pool(1)..................  A (3rd of 15)        AA- (4th of 18)       Aa3 (4th of 19)        A+ (5th of 18)
Gulf pool(2)...............  A+ (2nd of 15)                --                    --            AA (3rd of 18)
Travelers C&S of America...  A+ (2nd of 15)       AA- (4th of 18)       Aa3 (4th of 19)        A+ (5th of 18)

------------------------------

(1) The Travelers Property Casualty pool consists of The Travelers Indemnity Company, Travelers Casualty and Surety Company, The Phoenix Insurance Company, The Standard Fire Insurance Company, Travelers Casualty and Surety Company of Illinois, Farmington Casualty Company, The Travelers Indemnity Company of Connecticut, The Automobile Insurance Company of Hartford, Connecticut, The Charter Oak Fire Insurance Company, The Travelers Indemnity Company of America, The Travelers Indemnity Company of Missouri, Travelers Casualty Company of Connecticut, Travelers Commercial Insurance Company, The Travelers Indemnity Company of Illinois, Travelers Property Casualty Insurance Company, TravCo Insurance Company, The Travelers Home and Marine Insurance Company, Travelers Personal Security Insurance Company, Travelers Property Casualty Insurance Company of Illinois and Travelers Excess and Surplus Lines Company.

(2) The Gulf pool consists of Gulf Insurance Company, Gulf Underwriters Insurance Company, Select Insurance Company, Atlantic Insurance Company and Gulf Group Lloyds.

EFFECT ON PUBLIC MARKET OF STOCK ELIGIBLE FOR FUTURE SALE

    All of the shares of Class A Common Stock sold hereby will be freely tradeable without restrictions by persons other than "affiliates" of the Company. All of the outstanding shares of Class B Common Stock held by TIGI and the 13,200,206 shares of Class A Common Stock held by the Selling Stockholders following the offering contemplated hereby (12,200,206 shares if the Underwriters' over-allotment option is exercised in full) will continue to be "restricted securities" as defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Shares of Class B Common Stock will automatically convert into shares of Class A Common Stock upon their transfer to any person other than Travelers Group or any of its subsidiaries (other than the Company and its subsidiaries), except if shares of Class B Common Stock representing more than a 50% economic interest in the Company are transferred and except in certain other limited circumstances. To the extent such shares of Class B Common Stock are "restricted securities" at the time of such transfer, the shares of Class A Common Stock delivered upon such transfer will also be "restricted securities." See "Description of Capital Stock."

    TIGI has registration rights with respect to its shares of Class B Common Stock. The Selling Stockholders have registration rights with respect to their remaining shares of Class A Common Stock. The Selling Stockholders have agreed not to transfer their shares until March 15, 1998 (subject to early termination under certain circumstances) other than to affiliates, as may be required by regulatory authorities or as may be consented to by the Company. The Company, certain executive officers and directors of the Company, TIGI and each of the Selling Stockholders have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell or otherwise dispose of any Common Stock (or any securities convertible into or exercisable or exchangeable for Common Stock) or grant any options or warrants to purchase Common Stock for a period of 90 days after the date of this Prospectus or until March 15, 1998, whichever is later (but in no event later than 120 days after the date of this Prospectus), without the prior written consent of Smith Barney Inc. and J.P. Morgan Securities Inc. Travelers Group has indicated that it does not currently intend to sell its shares of Class B Common Stock in the near future. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market price of the shares of Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Class A Common Stock or the ability of the Company to raise capital through public offerings of its equity securities. See "Underwriting."

                                USE OF PROCEEDS

    All of the shares of Class A Common Stock being offered hereby are being offered by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of such Class A Common Stock by the Selling Stockholders.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Class A Common Stock is listed on the NYSE under the symbol "TAP." There is no established public trading for the Class B Common Stock. The high and low sale prices, as reported on the consolidated transaction reporting system, for the Class A Common Stock for the periods indicated, and the dividends paid or declared per share for both the Class A Common Stock and the Class B Common Stock, are set forth below.

                      HIGH        LOW      DIVIDENDS
                     -------    -------   -----------
1996
  Second Quarter*... $28 1/2    $26           --
  Third Quarter.....  29 3/8     23 1/8    $   0.075
  Fourth Quarter....  36         28            0.075

1997
  First Quarter.....  39 5/8     31 3/4        0.075
  Second Quarter....  40 3/8     31 3/8        0.075
  Third Quarter.....  43 9/16    37 7/8        0.075
  Fourth
    Quarter**.......  41         34 7/8        0.075

------------------------

*   From April 23, 1996.

**  Through November 13, 1997.

                         SELECTED FINANCIAL INFORMATION

    The selected consolidated financial information presented below is derived from and should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries filed with the Securities and Exchange Commission (the "Commission") on Forms 10-K and 10-Q and incorporated by reference herein. Such financial statements as of and for the year ended December 31, 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements for the nine months ended September 30, 1997 and 1996 are unaudited but, in the Company's opinion, reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the nine months ended September 30, 1997 may not be indicative of results of operations to be expected for a full year. See "Incorporation of Certain Information By Reference."

                                                                                     NINE MONTHS              YEAR ENDED
                                                                                 ENDED SEPTEMBER 30,         DECEMBER 31,
                                                                               -----------------------
                                                                                 1997         1996 (1)         1996 (1)
                                                                               --------       --------       ------------

                                                                                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Premiums...................................................................    $  5,418       $  4,311         $ 6,028
Net investment income......................................................       1,535          1,161           1,656
Fee income.................................................................         279            294             392
Total revenues.............................................................       7,369          5,806           8,197
Total claims and expenses..................................................       6,119          5,689           7,710
Income before federal income taxes.........................................       1,250            117             487
Net income (2).............................................................         876            129             391
Net income per share of common stock and
  common stock equivalents (3).............................................        2.21           0.35            1.05
Weighted average number of common shares
  outstanding and common stock equivalents.................................       396.8          356.2           367.1

BALANCE SHEET DATA (AT PERIOD END):
Total investments..........................................................    $ 30,478       $ 28,810         $29,364
Total assets...............................................................      50,717         49,625          49,779
Claims and claim adjustment expense reserves...............................      30,610         31,797          31,177
Long-term debt.............................................................       1,249            900           1,249
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debt securities of the
  Company..................................................................         900            900             900
Stockholders' equity (4)...................................................       7,294          6,048           6,480

OTHER DATA:
Cash dividends per share...................................................    $  0.225       $  0.075         $  0.15
GAAP Combined Ratio Data:
  Loss and LAE ratio.......................................................        72.4%          88.2%           83.6%
  Underwriting expense ratio...............................................        29.1           32.5            33.2
  Combined ratio before policyholder dividends (5).........................       101.5          120.7           116.8

------------------------------

(1) Includes amounts related to Aetna only from April 2, 1996, the date of the Acquisition.

(2) The Company recognized $391 million and $423 million in after-tax charges related to the Acquisition for the nine months ended September 30, 1996 and the year ended December 31, 1996, respectively. Excluding realized investment gains (losses) and acquisition-related charges, the Company's operating income for the nine months ended September 30, 1996, the year ended December 31, 1996 and the nine months ended September 30, 1997 was $540 million, $802 million and $838 million, respectively.

(3) Net income per common share is computed after recognition of preferred stock dividend requirements and is based on the weighted average number of common shares and common stock equivalents outstanding during the period. For purposes of the computation of net income per share for the nine months ended September 30, 1996 and the year ended December 31, 1996, the weighted average number of common shares and common stock equivalents was computed by treating the common stock issued within a one-year period prior to the initial filing of the registration statement relating to the initial public offering ("IPO") as outstanding for all reported periods. This amount was then reduced by the dilutive effect of such issuances of stock prior to the IPO determined by using the actual proceeds and the number of shares that could have been repurchased using the IPO price as the repurchase price for all periods presented.

(4) Stockholders' equity at September 30, 1997, December 31, 1996 and September 30, 1996 reflects $573 million, $285 million and $73 million, respectively, of net unrealized gains on investment securities pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(5) The 1996 combined ratios before policyholder dividends include the effect of net charges associated with the Acquisition. For the nine months ended September 30, 1996 and the year ended December 31, 1996, the combined ratios excluding such charges were 107.7% and 107.0%, respectively. Beginning in 1997, for purposes of computing GAAP combined ratios, fee income is allocated as a reduction of losses and loss adjustment expenses and other underwriting expenses. Previously fee income was included with premiums for purposes of computing GAAP combined ratios. The 1996 GAAP combined ratios have been restated to conform to the 1997 presentation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The results of operations presented in this section reflect the consolidated results of operations of the Company for the nine months ended September 30, 1997 and 1996. For purposes of this section, "TAP" refers to Travelers Property Casualty Corp. and the "Company" refers to TAP and its subsidiaries. The information set forth below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto incorporated by reference herein. See "Incorporation of Certain Information by Reference."

    On April 2, 1996, TAP purchased from Aetna all of the outstanding capital stock of Travelers Casualty and Surety Company (formerly The Aetna Casualty and Surety Company) and The Standard Fire Insurance Company (collectively, "Aetna P&C") for approximately $4.2 billion in cash. The Acquisition was accounted for under the purchase method of accounting and, accordingly, the condensed consolidated financial statements include the results of Aetna P&C's operations only from the date of the Acquisition.

    The Company provides a wide range of commercial and personal property and casualty insurance products and services to businesses, associations and individuals throughout the United States.

CONSOLIDATED RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
  AND 1996

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                        ------------------------
                                                                           1997         1996
                                                                        -----------  -----------

                                                                          (IN MILLIONS, EXCEPT
                                                                            PER SHARE DATA)
Revenues..............................................................   $   7,369    $   5,806
                                                                        -----------  -----------
                                                                        -----------  -----------
Net income............................................................   $     876    $     129
                                                                        -----------  -----------
                                                                        -----------  -----------
Earnings per share:
Net income............................................................   $    2.21    $    0.35
                                                                        -----------  -----------
                                                                        -----------  -----------
Weighted average number of common shares outstanding and common stock
  equivalents.........................................................       396.8        356.2
                                                                        -----------  -----------

CONSOLIDATED RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
  AND 1996

    Net income for the nine months ended September 30, 1997 was $876 million or $2.21 per share compared to $129 million or $0.35 per share for the nine months ended September 30, 1996. This $747 million increase in net income was primarily due to charges related to the acquisition and integration of Aetna P&C by the Company in the second quarter of 1996 consisting of $269 million after tax ($414 million before tax) in reserve increases, net of reinsurance, related primarily to cumulative injury claims other than asbestos (CIOTA), insurance products involving financial guarantees, and assumed reinsurance; a $55 million after tax ($84 million before tax) provision for an additional asbestos liability related to an existing settlement agreement with a policyholder of Aetna P&C; a $17 million after tax ($27 million before tax) charge related to premium collection issues; a $27 million after tax ($41 million before tax) provision for uncollectibility of reinsurance recoverables; and $23 million after tax ($35 million before tax) in lease and severance costs of Travelers P&C related to the restructuring plan and the inclusion in 1997 of Aetna P&C for the entire nine months compared to only six months in 1996. Excluding realized investment gains (losses) and the acquisition-related charges, operating income was $838 million or $2.11 per share in the nine months ended September 30, 1997 compared to $540 million or $1.51 per share in the nine months ended September 30, 1996. The increase in operating income in the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996 was due to the inclusion in 1997 of Aetna P&C for the entire nine months compared to only six months in 1996, increased net investment income, lower catastrophe losses and continued favorable prior year reserve development in personal auto lines.

    Revenues of $7.369 billion in the first nine months of 1997 increased $1.563 billion from $5.806 billion in the first nine months of 1996. This increase was primarily attributable to a $1.107 billion increase in earned premiums and a $374 million increase in net investment income, primarily reflecting the inclusion in 1997 of Aetna P&C for the entire nine months compared to only six months in 1996.

    National Accounts within Commercial Lines is the primary source of fee income due to its service business. Fee income for the first nine months of 1997 was $279 million, a $15 million decrease from the first nine months of 1996. This decrease in fee income was due to the depopulation of involuntary pools as the loss experience of workers' compensation improves and insureds move to voluntary markets and the Company's continued success in lowering workers' compensation losses of service customers, partially offset by the Acquisition and the Company writing more service fee-based product versus premium-based product.

    Claims and expenses of $6.119 billion for the first nine months of 1997 increased $430 million from the first nine months of 1996. The increase was primarily attributable to the inclusion in 1997 of Aetna P&C for the entire nine months compared to only six months in 1996, partially offset by expense reductions.

    The 30% effective tax rate on net income for the first nine months of 1997 was less than the statutory rate of 35% primarily due to non-taxable investment income. The tax benefit on net income for the first nine months of 1996 is primarily due to non-taxable investment income.

    The statutory and GAAP combined ratios were as follows:

                                                         NINE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30, 1997   SEPTEMBER 30, 1996
                                                        -------------------  -------------------
Statutory:
  Loss and Loss Adjustment Expense ("LAE") ratio......            72.7%                89.8%
  Underwriting expense ratio..........................            29.6                 31.4
  Combined ratio before policyholder dividends........           102.3                121.2
  Combined ratio......................................           103.0                121.7
GAAP:
  Loss and LAE ratio..................................            72.4%                88.2%
  Underwriting expense ratio..........................            29.1                 32.5
  Combined ratio before policyholder dividends........           101.5                120.7
  Combined ratio......................................           102.1                121.3

    Beginning in 1997, for purposes of computing GAAP combined ratios, fee income is now allocated as a reduction of losses and loss adjustment expenses and other underwriting expenses. Previously fee income was included with premiums for purposes of computing GAAP combined ratios. The 1996 GAAP combined ratios have been restated to conform to the current year's presentation.

    GAAP combined ratios differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only. In addition, the purchase accounting adjustments recorded for GAAP in connection with the Acquisition resulted in a statutory charge in 1996.

    The decrease in the first nine months of 1997 statutory and GAAP combined ratios before policyholder dividends from the first nine months of 1996 was primarily attributable to charges taken in the second quarter of 1996 related to the acquisition and integration of Aetna P&C. Excluding these amounts, the statutory and GAAP combined ratios before policyholder dividends for the nine months ended September 30, 1996 would have been 107.5% and 107.7%, respectively. The decrease in the first nine months of 1997 statutory and GAAP combined ratios from the first nine months of 1996 statutory and GAAP combined ratios excluding acquisition-related charges was generally due to the inclusion in 1997 of Aetna P&C's results for the entire nine months compared to only six months in 1996. Aetna P&C has historically had a higher underwriting expense ratio, partially offset by a lower loss ratio, which reflects the mix of business including the favorable effect of the lower loss ratio of the Bond business. In addition, the first nine months of 1997 statutory and GAAP combined ratios were lower than the first nine months of 1996 statutory and GAAP combined ratios excluding acquisition-related charges due to lower catastrophe losses and the favorable prior year reserve development in personal auto lines.

SEGMENT RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

COMMERCIAL LINES

                                                         NINE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30, 1997   SEPTEMBER 30, 1996
                                                        -------------------  -------------------
                                                                     (IN MILLIONS)
Revenues..............................................       $   4,887            $   3,889
Net income............................................       $     666            $      42

    Net income in the first nine months of 1997 was $666 million compared to $42 million in the first nine months of 1996. Excluding realized investment gains (losses) and acquisition-related charges, Commercial Lines operating income was $627 million in the nine months ended September 30, 1997 compared to $441 million in the nine months ended September 30, 1996. This increase was due to the inclusion in 1997 of

Aetna P&C for the entire nine months compared to only six months in 1996, higher net investment income and expense savings associated with the acquisition and integration of Aetna P&C.

    Commercial Lines net written premiums in the first nine months of 1997 totaled $3.656 billion, up $721 million from $2.935 billion in the first nine months of 1996 (excluding an adjustment associated with a reinsurance transaction in 1996), reflecting the inclusion in 1997 of Aetna P&C for the entire nine months compared to only six months in 1996 and a $142 million increase due to a change to conform the Aetna P&C method of recording certain net written premiums within Commercial Lines to the method employed by The Travelers Indemnity Company and its subsidiaries ("Travelers P&C"). This increase was offset in part by the highly competitive conditions in the marketplace and the Company's selective underwriting focus.

    On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Lines net written premiums in the first nine months of 1997 totaled $3.656 billion, up $115 million from $3.541 billion in the first nine months of 1996. This increase was primarily attributable to the change to conform the Aetna P&C method with the Travelers P&C method of recording net written premiums partially offset by the competitive marketplace.

    Fee income in the first nine months of 1997 was $279 million, a $15 million decrease from the first nine months of 1996. This decrease was the result of the depopulation of involuntary pools as the loss experience of workers' compensation improves and insureds move to voluntary markets and the Company's continued success in lowering workers' compensation losses of service customers, partially offset by the Acquisition and the Company writing more service fee-based product versus premium-based product.

    A significant component of Commercial Lines is National Accounts, which works with national brokers and regional agents providing insurance coverages and services, primarily workers' compensation, mainly to large corporations. National Accounts also includes the alternative market business which covers primarily workers' compensation products and services to voluntary and involuntary pools. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), National Accounts net written premiums were $522 million in the first nine months of 1997 compared to $666 million in the first nine months of 1996. This reduction was primarily due to a decrease in the Company's level of involuntary pool participation, National Accounts writing less premium-based products versus service fee-based products and the competitive marketplace. National Accounts new business in the first nine months of 1997 was moderately higher than in the first nine months of 1996. National Accounts business retention ratio was significantly higher in the first nine months of 1997 than in the first nine months of 1996, reflecting an unusually low retention ratio in the first and third quarters of 1996.

    Commercial Accounts serves mid-sized businesses through a network of independent agencies and brokers. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Accounts net written premiums were $1.516 billion in the first nine months of 1997 compared to $1.272 billion in the first nine months of 1996. This increase reflected $127 million due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums and the continued growth through programs designed to leverage underwriting experience in specific industries, partially offset by the competitive marketplace. In the first nine months of 1997, new premium business in Commercial Accounts has significantly improved compared to the first nine months of 1996, reflecting continued growth in programs designed to leverage underwriting experience in specific industries. The Commercial Accounts business retention ratio in the first nine months of 1997 has significantly improved compared to the first nine months of 1996. Commercial Accounts continues to focus on the retention of existing business while maintaining its product pricing standards and its selective underwriting policy.

    Select Accounts serves small businesses through a network of independent agents. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Select Accounts net written premiums of $1.087 billion in the first nine months of 1997 were $11 million above the premium levels for the first nine months of 1996. This increase reflected $15 million due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums, partially offset by a decrease due to the competitive marketplace. New premium business in Select Accounts was moderately higher in the first nine months of 1997 than in the first nine months of 1996 reflecting an increase due to the Acquisition, partially offset by a decrease due to the competitive marketplace. The Select Accounts business retention ratio was moderately higher in the first nine months of 1997 than in the comparable 1996 period, reflecting the broader industry and product line expertise of the combined company.

    Specialty Accounts markets products to national, midsize and small customers and distributes them through both wholesale brokers and retail agents and brokers throughout the United States. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Specialty Accounts net written premiums were $530 million in the first nine months of 1997 compared to $527 million in the first nine months of 1996. The growth is primarily attributable to increased writings of its excess and surplus lines business, partially offset by lower directors' and officers' liability insurance writings due to the termination of an exclusive arrangement with a managing general agent.

    Commercial Lines claims and expenses of $3.950 billion in the first nine months of 1997 increased $56 million from the first nine months of 1996. This increase was primarily attributable to the inclusion in 1997 of Aetna P&C for the entire nine months compared to only six months in 1996, partly offset by the net acquisition-related charges and financing costs associated with the Acquisition in 1996.

    Catastrophe losses, net of taxes and reinsurance, were $5 million and $23 million in the first nine months of 1997 and 1996, respectively. The 1997 catastrophe losses were primarily due to tornadoes in the Midwest in the first quarter. The 1996 catastrophe losses were due to winter storms in the first quarter and Hurricane Fran in the third quarter.

    Statutory and GAAP combined ratios for Commercial Lines were as follows:

                                                             NINE MONTHS ENDED    NINE MONTHS ENDED
                                                            SEPTEMBER 30, 1997   SEPTEMBER 30, 1996
                                                            -------------------  -------------------
Statutory:
  Loss and LAE ratio......................................            79.0%               100.1%
  Underwriting expense ratio..............................            30.3                 32.9
  Combined ratio before policyholder dividends............           109.3                133.0
  Combined ratio..........................................           110.4                133.8
GAAP:
  Loss and LAE ratio......................................            78.4%                97.3%
  Underwriting expense ratio..............................            29.9                 35.0
  Combined ratio before policyholder dividends............           108.3                132.3
  Combined ratio..........................................           109.4                133.2

    GAAP combined ratios for Commercial Lines differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only. In addition, the purchase accounting adjustments recorded for GAAP in connection with the Acquisition resulted in a statutory charge in 1996.

    The decreases in the first nine months of 1997 statutory and GAAP combined ratios for Commercial Lines compared to the first nine months of 1996 were primarily attributable to the 1996 charges related to the acquisition and integration of Aetna P&C. Excluding these amounts, the statutory and GAAP combined ratios before policyholder dividends for the nine months ended September 30, 1996 would have been 110.7% and 111.1%, respectively. The decrease in the first nine months of 1997 statutory and GAAP combined ratios compared to the first nine months of 1996 statutory and GAAP combined ratios excluding acquisition-related charges was generally due to the inclusion in 1997 of Aetna P&C's results for the entire nine months compared to only six months in 1996. Aetna P&C has historically had a higher underwriting expense ratio, partially offset by a lower loss ratio, which reflects the mix of business including the favorable effect of the lower loss ratio of the Bond business.

PERSONAL LINES

                                                         NINE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30, 1997   SEPTEMBER 30, 1996
                                                        -------------------  -------------------
                                                                     (IN MILLIONS)
Revenues..............................................       $   2,473            $   1,903
Net income............................................       $     303            $     146

    Net income in the first nine months of 1997 of $303 million increased $157 million from $146 million in the first nine months of 1996. Excluding realized investment gains (losses) and acquisition-related charges, Personal Lines operating income was $304 million in the first nine months of 1997 compared to $158 million in the first nine months of 1996. These increases primarily reflect the inclusion in 1997 of Aetna P&C for the entire nine months compared to only six months in 1996, reduced catastrophe losses and continued favorable prior year reserve development in personal auto lines.

    Net written premiums in the first nine months of 1997 were $2.295 billion, compared to $1.685 billion in the first nine months of 1996. This increase primarily reflects the Acquisition and, to a lesser extent, lower ceded premiums due to a change in a reinsurance arrangement in January 1997, growth in target markets served by independent agents and growth in the affinity marketing and TRAVELERS SECURE-Registered Trademark- programs. Business retention continued to be strong. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Personal Lines net written premiums in the first nine months of 1996 totaled $2.001 billion.

    Personal Lines claims and expenses of $2.018 billion in the first nine months of 1997 increased $329 million from the first nine months of 1996. This increase was primarily attributable to the inclusion of Aetna P&C's operations for the entire nine months of 1997 compared to only six months of 1996 and higher production-related expenses associated with the growth in premiums, partially offset by lower catastrophe losses and continued favorable prior year reserve development in the automobile line.

    Catastrophe losses, after taxes and reinsurance, were $5 million in the first nine months of 1997 compared to $52 million in the first nine months of 1996. The 1996 catastrophe losses were primarily due to Hurricane Fran as well as first quarter winter storms and second quarter hail and wind storms.

    Statutory and GAAP combined ratios for Personal Lines were as follows:

                                                          NINE MONTHS ENDED     NINE MONTHS ENDED
                                                         SEPTEMBER 30, 1997    SEPTEMBER 30, 1996
                                                        ---------------------  -------------------
Statutory:
  Loss and LAE ratio..................................             63.3%                 73.3%
  Underwriting expense ratio..........................             28.6                  28.8
  Combined ratio......................................             91.9                 102.1
GAAP:
  Loss and LAE ratio..................................             63.3%                 73.6%
  Underwriting expense ratio..........................             28.0                  28.3
  Combined ratio......................................             91.3                 101.9

    GAAP combined ratios differ from statutory combined ratios for Personal Lines primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only.

    The decrease in the combined ratios in 1997 compared to 1996 was due to the favorable prior year reserve development in personal auto lines, lower catastrophe losses and expense reductions.

CORPORATE AND OTHER

                                                          NINE MONTHS ENDED      NINE MONTHS ENDED
                                                         SEPTEMBER 30, 1997     SEPTEMBER 30, 1996
                                                        ---------------------  ---------------------
                                                                       (IN MILLIONS)
Revenues..............................................        $       9              $      14
Net income (loss).....................................        $     (93)             $     (59)

    The primary component of net income (loss) in the nine months ended September 30, 1997 and 1996 was interest expense of $79 million and $51 million after tax, respectively, reflecting financing costs associated with the Acquisition in the second quarter of 1996.

ENVIRONMENTAL CLAIMS

    The Company's reserves for environmental claims are not established on a claim- by-claim basis. An aggregate bulk reserve is carried for all of the Company's environmental claims that are in the dispute process, until the dispute is resolved. This bulk reserve is established and adjusted based upon the volume of in-process environmental claims and the Company's experience in resolving such claims. At September 30, 1997, approximately 15% of the net environmental reserve (i.e., approximately $173 million) is case reserves for resolved claims. The balance, approximately 85% of the net environmental reserve (i.e., approximately $990 million), is carried in a bulk reserve and includes incurred but not yet reported environmental claims for which the Company has not received any specific claims. The following table displays activity for environmental losses and loss expenses and reserves for the nine months ended September 30, 1997 and 1996.

ENVIRONMENTAL LOSSES

                                                         NINE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30, 1997   SEPTEMBER 30, 1996
                                                        -------------------  -------------------
                                                                     (IN MILLIONS)
Beginning reserves:
  Direct..............................................       $   1,369            $     454
  Ceded...............................................            (127)                 (50)
                                                                ------               ------
    Net...............................................           1,242                  404
Acquisition of Aetna P&C:
  Direct..............................................          --                      938
  Ceded...............................................          --                      (24)
Incurred losses and loss expenses:
  Direct..............................................              55                   82
  Ceded...............................................              (1)                 (31)
Losses paid:
  Direct..............................................             181                  113
  Ceded...............................................             (48)                 (20)
Ending reserves:
  Direct..............................................           1,243                1,361
  Ceded...............................................             (80)                 (85)
                                                                ------               ------
    Net...............................................       $   1,163            $   1,276
                                                                ------               ------
                                                                ------               ------

ASBESTOS CLAIMS

    At September 30, 1997, approximately 26% of the net asbestos reserve (i.e., approximately $274 million) is for pending asbestos claims. The balance, approximately 74% (i.e., approximately $790 million) of the net asbestos reserves, represents incurred but not yet reported losses.

    The following table displays activity for asbestos losses and loss expenses and reserves for the nine months ended September 30, 1997 and 1996. In general, the Company posts case reserves for pending asbestos claims within approximately 30 business days of receipt of such claims.

ASBESTOS LOSSES

                                                         NINE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30, 1997   SEPTEMBER 30, 1996
                                                        -------------------  -------------------
                                                                     (IN MILLIONS)
Beginning reserves:
  Direct..............................................       $   1,443            $     695
  Ceded...............................................            (370)                (293)
      Net.............................................           1,073                  402
Acquisition of Aetna P&C:
  Direct..............................................          --                      776
  Ceded...............................................          --                     (116)
Incurred losses and loss expenses:
  Direct..............................................              60                   83
  Ceded...............................................             (15)                  (8)
Losses paid:
  Direct..............................................             114                  135
  Ceded...............................................             (60)                 (58)
Ending reserves:
  Direct..............................................           1,389                1,419
  Ceded...............................................            (325)                (359)
                                                                ------               ------
      Net.............................................       $   1,064            $   1,060
                                                                ------               ------
                                                                ------               ------

UNCERTAINTY REGARDING ADEQUACY OF ENVIRONMENTAL AND ASBESTOS RESERVES

    It is difficult to estimate the reserves for environmental and asbestos-related claims due to the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties. Conventional actuarial techniques are not used to estimate such reserves.

    The reserves carried for environmental and asbestos claims at September 30, 1997 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations and changes in legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

CUMULATIVE INJURY OTHER THAN ASBESTOS (CIOTA) CLAIMS

    CIOTA claims are generally submitted to the Company under general liability policies and often involve an allegation by a claimant against an insured that the claimant has suffered injuries as a result of long-term or continuous exposure to potentially harmful products or substances. Such potentially harmful products or substances include, but are not limited to, lead paint, pesticides, pharmaceutical products, silicone-based personal products, solvents and other deleterious substances.

    At September 30, 1997, approximately 19% of the net CIOTA reserve (i.e., approximately $204 million) is for pending CIOTA claims. The balance, approximately 81% (i.e., approximately $893 million) of the net CIOTA reserves, represents incurred but not yet reported losses for which the Company has not received any specific claims.

    The following table displays activity for CIOTA losses and loss expenses and reserves for the nine months ended September 30, 1997 and 1996. In general, the Company posts case reserves for pending CIOTA claims within approximately 30 business days of receipt of such claims.

CIOTA LOSSES

                                                         NINE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30, 1997   SEPTEMBER 30, 1996
                                                        -------------------  -------------------
                                                                     (IN MILLIONS)
Beginning reserves:
  Direct..............................................       $   1,560            $     374
  Ceded...............................................            (446)              --
      Net.............................................           1,114                  374
Acquisition of Aetna P&C:
  Direct..............................................          --                      709
  Ceded...............................................          --                     (293)
Incurred losses and loss expenses:
  Direct..............................................              26                  557
  Ceded...............................................              (6)                (155)
Losses paid:
  Direct..............................................              51                   53
  Ceded...............................................             (14)                  (7)
Ending reserves:
  Direct..............................................           1,535                1,587
                                                                ------               ------
  Ceded...............................................            (438)                (441)
      Net.............................................       $   1,097            $   1,146
                                                                ------               ------
                                                                ------               ------

LIQUIDITY AND CAPITAL RESOURCES

    TAP was formed in January 1996 to hold the property and casualty insurance subsidiaries of TIGI. TIGI contributed to TAP all of the outstanding shares of common stock of The Travelers Indemnity Company on April 1, 1996. On April 2, 1996, TAP acquired the domestic property and casualty insurance subsidiaries of Aetna for approximately $4.2 billion in cash. TAP is a holding company and has no direct operations. TAP's principal asset is the capital stock of its insurance subsidiaries.

    The liquidity requirements of the Company's business have been met primarily by funds generated from operations, asset maturities and income received on investments. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements. Additional sources of cash flow include the sale of invested assets and financing activities. The Company believes that its future liquidity needs will be met from all of the above sources.

    Net cash flows are generally invested in marketable securities. The Company closely monitors the duration of these investments, and investment purchases and sales are executed with the objective of having adequate funds available to satisfy the Company's maturing liabilities. As the Company's investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy liability obligations and/or rebalance asset portfolios. The Company's invested assets at September 30, 1997 totaled $30.5 billion, of which 86.2% was invested in fixed maturity investments, 3.1% in mortgage loans and real estate held for sale, 3.4% in common stocks and other equity securities and 7.3% in short-term and other investments. The average duration of the fixed maturity portfolio, including short-term investments, was
5.2 years at such date. Included in fixed maturity investments are non-investment grade securities totaling $798 million, representing 3.0% of the Company's fixed maturity investments as of September 30, 1997. The following table reflects the average yield (annualized) of the investment portfolio excluding unrealized and realized investment gains and losses:

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                           ------------------
                                                                           1997          1996
                                                                           ----          ----
Average Yield (Annualized)...............................................  7.1%          7.0%

    Cash flow needs at TAP include stockholder dividends and debt service. TAP meets its cash flow needs primarily through dividends from operating subsidiaries. In addition, TAP currently has available to it a $200 million line of credit for working capital and other general corporate purposes from a subsidiary of Travelers Group Inc. The lender has no obligation to make any loan to TAP under this line of credit. Also, TAP will continue to be able to borrow under a $500 million five-year revolving credit facility with a syndicate of banks that expires on December 19, 2001 (the "Credit Facility"). Under the Credit Facility, TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At September 30, 1997, this requirement was exceeded by approximately $3.1 billion. In addition, the Credit Facility places restrictions on the amount of consolidated debt TAP can incur. At September 30, 1997, there were no borrowings outstanding under this facility. If the Company had borrowings on the Credit Facility, the interest rate would be based upon LIBOR plus a negotiated margin. TAP also issues commercial paper directly to investors and maintains unused credit availability under the Credit Facility at least equal to the amount of commercial paper outstanding. At September 30, 1997, TAP had $127 million outstanding under its commercial paper program.

    At September 30, 1997, TAP had issued a total of $1.25 billion of, and had $750 million available for, debt offerings under its shelf registration statement.

    The Company's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. Dividend payments to TAP from its insurance subsidiaries are limited to $647 million in 1997 without prior approval of the Connecticut Insurance Department. The Company has received $245 million of dividends from its insurance subsidiaries during the first nine months of 1997.

    On June 23, 1997, the Company repurchased, in the aggregate, 6,600,102 shares of Class A Common Stock held by the Private Investors (as defined herein) for a total purchase price of approximately $240.8 million, representing a discount to the then current market price. The repurchases represent 20% of the holdings of each of the Private Investors. As part of the repurchase agreement, each of the Private Investors agreed to extend its contractual sale restrictions on 50% of the remaining shares held by the Private Investors for an additional period of approximately six months, to March 15, 1998. On July 24, 1996, TAP's Board of Directors had authorized the expenditure of up to $100 million for the repurchase of common stock. This transaction satisfied the Company's previously announced program to repurchase

$100 million of its shares. The Company had repurchased in the open market approximately 1.17 million shares under the repurchase program, which was terminated.

    On January 22, 1997, the Company, through the Travelers Property Casualty Corp. Capital Accumulation Plan, issued approximately 414,000 shares of Class A Common Stock and reissued approximately 502,000 shares of treasury stock in the form of restricted stock to participating officers and other key employees. The restricted stock generally vests after a three-year period. Except under limited circumstances, the stock cannot be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. Unearned compensation expense associated with the restricted stock grants represents the market value of the Common Stock at the date of grant and is recognized as a charge to income ratably over the vesting period.

RECENT DEVELOPMENT

    The Company recently finalized an agreement to settle the arbitration with underwriters at Lloyd's and certain London companies in New York State to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involved the ability of the Company to aggregate asbestos claims under a market agreement between Lloyd's and the Company or under the applicable reinsurance treaties. The outcome of this agreement will have no impact on earnings.

                              SELLING STOCKHOLDERS

    The shares of Class A Common Stock being offered hereby are being sold by Aetna, J.P. Morgan Capital Corporation ("J.P. Morgan Capital"), The Trident Partnership, L.P. ("Trident"), Fund American Enterprises Holdings, Inc. ("Fund American") and Sixty Wall Street Fund, L.P. ("Sixty Wall Street") (collectively, the "Selling Stockholders"). The following table sets forth information with respect to the ownership of the Class A Common Stock by each Selling Stockholder as of November 11, 1997. All information with respect to stock ownership (other than percentage calculation) has been furnished to the Company by the respective Selling Stockholders.

                                                                              NUMBER OF       PERCENTAGE OF
                                           SHARES OWNED                      SHARES OWNED      CLASS OWNED
                                             PRIOR TO       SHARES TO BE    AFTER OFFERING        AFTER
STOCKHOLDER                                  OFFERING         SOLD(1)            (2)          OFFERING (3)
-----------                               ---------------   ------------   ----------------   -------------
Aetna Services, Inc. ...................     10,057,300        5,028,650        5,028,650            7.73%
J.P. Morgan Capital Corporation.........      9,946,946        4,973,473        4,973,473            7.64
The Trident Partnership, L.P............      3,771,488        1,885,744        1,885,744            2.90
Fund American Enterprises
  Holdings, Inc. .......................      2,514,325        1,257,163        1,257,162            1.93
Sixty Wall Street Fund, L.P. (4)........        110,354           55,177           55,177               *
                                          ---------------   ------------   ----------------   -------------
    Total...............................     26,400,413       13,200,207       13,200,206           20.28%
                                          ---------------   ------------   ----------------   -------------
                                          ---------------   ------------   ----------------   -------------

------------------------------

*   Less than 1%.

(1) Excludes 380,953 shares, 376,772 shares, 142,857 shares, 95,238 shares and 4,180 shares as to which Aetna, J.P. Morgan Capital, Trident, Fund American and Sixty Wall Street, respectively, have granted the Underwriters an over-allotment option. See "Underwriting."

(2) Except in limited circumstances, these shares of Class A Common Stock may not be sold or otherwise transferred by the Selling Stockholders until March 15, 1998. Only 12,200,206 shares will be subject to this restriction if the over-allotment option is exercised in full.

(3) Calculated on the basis of 65,094,830 shares of Class A Common Stock issued and outstanding as of September 30, 1997. The Company also has outstanding 328,020,170 shares of Class B Common Stock, which represents approximately 83.4% of the outstanding shares of Common Stock. All of the issued and outstanding shares of Class B Common Stock are held by TIGI. Because on all matters submitted to a vote of stockholders, holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, the percentage of voting power for each of the Selling Stockholders prior to and after the offering is less than 1%.

(4) Sixty Wall Street is an affiliate of J.P. Morgan Capital.

    The Selling Stockholders acquired the Class A Common Stock being offered hereby in connection with the Acquisition. As part of the financing of the Acquisition and pursuant to separate stock purchase agreements, the Company sold an aggregate of 33,000,515 shares of Class A Common Stock (representing approximately 9% of its outstanding common stock at that time) to Aetna, J.P. Morgan Capital, Trident and Fund American (collectively, the "Private Investors") for an aggregate of $525 million. On June 23, 1997, the Company repurchased in the aggregate 6,600,102 shares of Class A Common Stock held by the Private Investors for a total purchase price of approximately $240.8 million, representing a discount to the then current market price. The repurchases represented 20% of the holdings of each of the Private Investors.

    Pursuant to the Shareholders Agreement, dated as of April 2, 1996, and amended as of June 20, 1997 and November 5, 1997, by and among the Company, TIGI, Aetna, J.P. Morgan Capital, Trident and Fund American (the "Shareholders Agreement"), the Private Investors have certain rights with respect to the ownership of Class A Common Stock and the management of the Company. The Private Investors are collectively entitled to a total of four demand registrations with respect to their shares of Class A Common Stock and an unlimited number of "piggy back" registrations. Private Investors owning more than 50% of the shares of Class A Common Stock then owned in the aggregate by the Private Investors may demand by written notice that the Company register no less than a number of shares the sale of which is reasonably expected to yield gross proceeds of at least $60 million. The Company has agreed to indemnify the Private Investors for certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Private Investors may be required to make in respect thereof, in connection with sales by the Private Investors of shares of Class A Common Stock pursuant to a registration statement prepared by the Company. Pursuant to the Shareholders Agreement, the Company has agreed to pay all expenses in connection with each such registration, except underwriting discounts and commissions applicable to the shares of Class A Common Stock sold by the Private Investors. The offering hereby is as a result of a demand delivered by the Private Investors on September 16, 1997 in accordance with the terms of the Shareholders Agreement. After the offering contemplated hereby, the Private Investors will be entitled to three remaining demand registrations.

    The nature of any position, office or other material relationship which the Selling Stockholders have had within the past three years with the Company or any of its predecessors or affiliates is set forth below.

    John J. Byrne is a partner of BYRNE and Sons, L.P., which is a special limited partner of Trident, and a director of the general partner of Trident. Mr. Byrne, who is also Chairman of the Board of Fund American, has been a director of the Company since 1996.

    Roberto G. Mendoza, a Vice Chairman and a director of J.P. Morgan & Co. Incorporated, has been a director of the Company since 1996. J.P. Morgan & Co. Incorporated is the parent of J.P. Morgan Capital, J.P. Morgan Securities Inc. and Sixty Wall Street. Mr. Mendoza was appointed to the Board of Directors of the Company by Trident pursuant to its rights under the Shareholders Agreement. The Shareholders Agreement provides that so long as the Private Investors continue to beneficially own at least 52% of the shares of Class A Common Stock purchased pursuant to certain stock purchase agreements, Trident shall have the right to designate one nominee to the Board of Directors of the Company and TIGI shall vote its shares of Common Stock in favor of such nominee. Pursuant to such provision, Roberto G. Mendoza was nominated and serves as a director. Mr. Mendoza's current term expires in 1998. Following the offering being made hereby, the Private Investors will no longer own at least 52% of the shares of Class A Common Stock originally purchased by them pursuant to such stock purchase agreements. J.P. Morgan & Co. Incorporated is a special limited partner in Trident and is one of the two investment advisors to Trident.

    Frank J. Tasco, a director of Marsh & McLennan Companies, Inc. ("Marsh & McLennan"), has been a director of the Company since 1996. Mr. Tasco has been a director of Travelers Group since 1992. A subsidiary of Marsh & McLennan is a special limited partner in Trident and a shareholder of the general partner of Trident. Such subsidiary is one of the two investment advisors to Trident.

    In connection with the Acquisition, Aetna agreed for a period of five years not to compete with any of the Aetna P&C businesses as conducted in certain countries, with certain limited exceptions. Aetna entered into a license agreement with Aetna P&C that permits those companies and their subsidiaries to use the "Aetna" name in connection with their operations through December 31, 1998. Aetna also agreed not to license the Aetna name to anyone else for use in a property and casualty insurance business until after December 31, 2001.

    Aetna Inc. and its subsidiaries continue to provide certain telecommunications services to the Company and arrangements for the lease of real property, among other things. During 1996, the Company paid to Aetna Inc. approximately $38 million in respect of these and other administrative services provided. From time to time, the Company has and may engage in transactions with the Private Investors and their affiliates in the ordinary course of business.

    The Private Investors and their affiliates have and may make investments in or provide financial advisory and other services to insurance enterprises and ventures or other entities that may compete with the Company. As a result, there may currently exist, or may develop in the future, perceived or actual conflicts of interest between the Private Investors or their affiliates, on the one hand, and the Company, on the other hand.

                             PRINCIPAL STOCKHOLDER

    Travelers Group, through TIGI, owns all of the 328,020,170 shares of Class B Common Stock and controls approximately 98.1% of the combined voting power of the Common Stock and beneficially owns approximately 83.4% of the outstanding shares of Common Stock.

    Travelers Group and the Company entered into an Intercompany Agreement which contains provisions relating to, among other things, license to use the "Travelers" name and certain trademarks, indemnification, Travelers Group consent to certain events, registration rights, certain business relationships and real property. See "Risk Factors--Control By and Relationship with Travelers Group; Conflicts of Interest."

    Travelers Group is a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services;
(ii) Consumer Finance Services; (iii) Property & Casualty Insurance Services (through the Company); and (iv) Life Insurance Services.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 700,000,000 shares of Class A Common Stock, par value $.01 per share, 700,000,000 shares of Class B Common Stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $.10 per share (the "Preferred Stock").

    The Charter provides for two classes of Common Stock and Preferred Stock. As of September 30, 1997, the Company had outstanding 65,094,830 shares of Class A Common Stock, 328,020,170 shares of Class B Common Stock and no outstanding shares of Preferred Stock. As discussed above, TIGI owns all of the shares of Class B Common Stock.

    On all matters submitted to a vote of stockholders, holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Both classes vote together as a single class on all matters, except that the holders of Class A Common Stock are entitled to vote as a separate class on, and must approve, any change to the Charter modifying the terms of the Class A Common Stock and/or the Class B Common Stock which change would adversely affect the relative rights of the Class A Common Stock as compared to those of the Class B Common Stock and as otherwise required by law.

    Holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors on the Common Stock out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Cash dividends may be declared and paid to the holders of Class A Common Stock only if at such time cash dividends in the same amount per share are declared and paid to the holders of Class B Common Stock and vice versa. Upon the liquidation, dissolution or winding up of the Company, the holders of Class A

Common Stock and Class B Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding Preferred Stock. Holders of Class A Common Stock and Class B Common Stock as such have no preemptive, subscription, redemption or, except as provided below, conversion rights, except for the limited equity purchase rights described below.

    Pursuant to the Intercompany Agreement, the Company has agreed that to the extent permitted by the principal national securities exchange in the United States upon which the Common Stock is listed and so long as Travelers Group controls at least 20% of the combined voting power of the outstanding Common Stock or at least 50% of the issued and outstanding Common Stock, Travelers Group or one of its affiliates (other than the Company and its subsidiaries) may purchase its pro rata share (based on its then current percentage equity interest in the Company) of any voting equity security issued by the Company (excluding any such securities offered the Company pursuant to employee stock options or other benefit plans, dividend reinvestment plans and other offerings other than for cash). The exercise of such rights is currently prohibited by the NYSE. The outstanding shares of Class A Common Stock and Class B Common Stock are fully paid and non-assessable.

    Each share of Class B Common Stock is convertible at any time while held by Travelers Group or one of its subsidiaries (other than the Company or its subsidiaries), or the Class B Transferee (as defined below) or any of its subsidiaries, if any, at the option of the holder thereof, into one share of Class A Common Stock. Except as provided below, any shares of Class B Common Stock transferred to, or issued by the Company to, a person other than Travelers Group or one of its affiliates (other than the Company and its subsidiaries) or the Class B Transferee or any of its subsidiaries will automatically convert into shares of Class A Common Stock upon such transfer on a share-for-share basis. Shares of Class B Common Stock representing more than a 50% economic interest in the Company transferred by Travelers Group or any of its subsidiaries in a single transaction to one unrelated person (the "Class B Transferee") will not automatically convert into shares of Class A Common Stock upon such transfer. Any shares of Class B Common Stock retained by Travelers Group or any of its subsidiaries following any such transfer to the Class B Transferee will automatically convert into shares of Class A Common Stock upon such transfer.

                                  UNDERWRITING

    Each of the Underwriters named below (the "Underwriters"), for whom Smith Barney Inc. ("Smith Barney") and J.P. Morgan Securities Inc. ("J.P. Morgan Securities") are acting as the Representatives (the "Representatives"), has severally agreed, subject to the terms and conditions of an Underwriting Agreement among the several Underwriters, each of the Selling Stockholders and the Company (the "Underwriting Agreement"), to purchase from the Selling Stockholders shares of Class A Common Stock which equal the number of shares set forth opposite the name of such Underwriter below:

                                            NUMBER OF
                                            SHARES OF
                                             CLASS A
UNDERWRITERS                               COMMON STOCK
------------                              --------------
Smith Barney Inc. ......................     1,895,104
J.P. Morgan Securities Inc. ............     1,895,103
Credit Suisse First Boston
  Corporation...........................     1,035,000
Donaldson, Lufkin & Jenrette
  Securities Corporation................     1,035,000
Goldman, Sachs & Co.....................     1,035,000
Lehman Brothers Inc.....................     1,035,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..................     1,035,000
Salomon Brothers Inc....................     1,035,000
Advest, Inc.............................       200,000
Brean Murray & Co., Inc.................       200,000

                                            NUMBER OF
                                            SHARES OF
                                             CLASS A
UNDERWRITERS                               COMMON STOCK
------------                              --------------

CIBC Oppenheimer Corp...................       300,000
Conning & Company.......................       200,000
Deutsche Morgan Grenfell Inc............       300,000
Dowling & Partners Securities LLC.......       200,000
Fox-Pitt, Kelton Inc....................       200,000
Furman Selz LLC.........................       200,000
Janney Montgomery Scott Inc.............       200,000
Neuberger & Berman, LLC.................       200,000
The Robinson-Humphrey Company, LLC......       200,000
Schroder & Co. Inc......................       300,000
Charles Schwab & Co., Inc...............       300,000
Muriel Siebert & Co., Inc...............       200,000
                                          --------------
    Total...............................    13,200,207
                                          --------------
                                          --------------

    The Underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession not in excess of $0.74 per share below the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to the other Underwriters or to certain other dealers. After the public offering, the public offering price and such concessions may be changed by the Underwriters. Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the shares referred to above if any are taken.

    The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,000,000 additional shares of Class A Common Stock at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares of Class A Common Stock solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number of shares of Class A Common Stock set forth opposite such Underwriter's name in the preceding table bears to the total number of shares in such table. In order to permit the grant by the Selling Stockholders to the Underwriters of such option, the Company waived the restricted period on 1,000,000 shares in the aggregate, the sale of which would otherwise be restricted until March 15, 1998. In the event that the option is not exercised or it is not exercised in full, those remaining shares will continue to be restricted.

    The Company and the Selling Stockholders have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company, certain executive officers and directors of the Company and TIGI have agreed, subject to certain limited exceptions, that, for a period of 90 days after the date of this Prospectus or until March 15, 1998, whichever is later (but in no event later than 120 days after the date of this Prospectus), they will not, without the prior written consent of Smith Barney and J.P. Morgan Securities, offer, sell, contract to sell or otherwise dispose of any Common Stock (or any securities convertible into or exercisable or exchangeable for Common Stock) or grant any options or warrants to purchase Common Stock.

    The Selling Stockholders have agreed with the Underwriters, subject to certain limited exceptions, not to sell or otherwise dispose of any shares of Common Stock (except for the shares offered hereby), without the prior written consent of Smith Barney and J.P. Morgan Securities, for a period of 90 days after the date of this Prospectus or until March 15, 1998, whichever is later (but in no event later than 120 days after the date of this Prospectus).

    In connection with the offering contemplated hereby and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more Class A Common Stock than the total amount shown on the list of Underwriters and participations which appear above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Class A Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Class A Common Stock or effecting purchases of the Class A Common Stock for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock or for the purpose of reducing a syndicate short position created in connection with the offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives purchase Class A Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Class A Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

    Smith Barney, a member of the National Association of Securities Dealers, Inc. (the "NASD") and an affiliate of the Company, will participate in the distribution of the Class A Common Stock offered hereby. Accordingly, the offering will conform with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding a NASD member firm's underwriting of securities of an affiliate.

    Rule 312 of the NYSE effectively prohibits Smith Barney and its affiliates from effecting any transaction (except on an unsolicited basis) for the account of any customer in, or making any recommendation with respect to, the Class A Common Stock.

    Certain of the Underwriters and their affiliates have in the past provided, and may in the future provide, investment and/or commercial banking services to Travelers Group and certain of its subsidiaries, including the Company, in the ordinary course of business.

    James Dimon, a director of the Company, is Chairman of the Board, Chief Executive Officer and a member of the executive committee of Smith Barney and is also a director, Chief Executive Officer and Chairman of the Board of Smith Barney Holdings Inc., the immediate parent company of Smith Barney.

    Roberto G. Mendoza, a director of the Company, is a director of J.P. Morgan & Co. Incorporated, the parent of J.P. Morgan Capital and Sixty Wall Street, two of the Selling Stockholders, and J.P. Morgan Securities Inc. See "Selling Stockholders."

    Travelers Group, the owner of approximately 83.4% of the Company's outstanding shares of Common Stock, has entered into a definitive merger agreement with Salomon Inc, the parent of Salomon Brothers Inc, pursuant to which Salomon Inc and its subsidiaries will become wholly owned subsidiaries of Travelers Group. The merger agreement is subject to various regulatory approvals and to approval of the stockholders of Salomon Inc.

                                 LEGAL MATTERS

    The validity of the Class A Common Stock offered hereby will be passed upon for the Company by James M. Michener, Esq., General Counsel of the Company, and for the Underwriters by Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York. Mr. Michener, Senior Vice President, General Counsel and Secretary of the Company, beneficially owns, or has rights to acquire under the Company's employee benefit plans, an aggregate of less than 1% of the Common Stock. Dewey Ballantine LLP has from time to time acted as counsel for Travelers Group and certain of its subsidiaries and may do so in the future.

                                    EXPERTS

    The consolidated financial statements and financial statement schedules of Travelers Property Casualty Corp. and its subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, included or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, have been incorporated by reference herein, in reliance upon the reports (also incorporated by reference herein) of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

    The combined financial statements of Travelers Casualty and Surety Company (formerly The Aetna Casualty and Surety Company) and The Standard Fire Insurance Company and their subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, incorporated by reference in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1996, have been incorporated by reference herein, in reliance upon the reports (also incorporated by reference herein) of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission. The Class A Common Stock is listed on the NYSE and such reports, proxy statements and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    This Prospectus constitutes a part of the Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement for further information with respect to the Company and the securities offered hereby. Any statement contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The Company incorporates by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act:

        1. Annual Report on Form 10-K of the Company, as amended, for the fiscal year ended December 31, 1996.

        2. Quarterly Reports on Form 10-Q of the Company for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997.

        3. Current Reports on Form 8-K of the Company dated January 21, 1997, February 10, 1997, April 17, 1997, July 15, 1997 and October 13, 1997.

        4. The description of the Class A Common Stock contained in the Company's Registration Statement on Form 8-A, dated April 22, 1996 (File No. 1-14328), including any amendment or reports filed for the purpose of updating such description.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d)of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated by reference herein, other than exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to Corporate Communications, Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183; telephone number: (860) 277-0111. Unless otherwise indicated, the Company's financial information set forth in this Prospectus is based on generally accepted accounting principles ("GAAP").

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    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY
OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY OTHER REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
The Company...............................................................    3
Risk Factors..............................................................    4
Use of Proceeds...........................................................   12
Price Range of Common Stock and Dividends.................................   12
Selected Financial Information............................................   13
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   14
Selling Stockholders......................................................   24
Principal Stockholder.....................................................   26
Description of Capital Stock..............................................   26
Underwriting..............................................................   28
Legal Matters.............................................................   30
Experts...................................................................   30
Available Information.....................................................   30
Incorporation of Certain Information by Reference.........................   31

                               13,200,207 SHARES

                                     [LOGO]

                              CLASS A COMMON STOCK
                                   ---------

                              P R O S P E C T U S

                               NOVEMBER 13, 1997

                                   ---------

                               SMITH BARNEY INC.

                               J.P. MORGAN & CO.

                           CREDIT SUISSE FIRST BOSTON

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                              SALOMON BROTHERS INC

--------------------------------------------------------------------------------
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